Exhibit 99.4

English Translation

I-Mab Biopharma (Hangzhou) Co., Ltd.

INVESTMENT AGREEMENT

February 6, 2024

TABLE OF CONTENTS

1	Definitions	3
2	Capital Increase	6
3	Conditions Precedent to the Closing	6
4	Closing and Related Matters	8
5	Representations and Warranties	11
6	Arrangements for the Transitional Period	18
7	Addtional Agreements and Covenants	20
8	Liability for Breach of Contract and Indemnification	21
9	Effectiveness, Amendment and Termination	21
10	Miscellaneous	23

Appendix I
Appendix II
Appendix III
Appendix IV
Appendix V

INVESTMENT AGREEMENT

This Investment Agreement (this “Agreement”) is entered into in the PRC on February 6, 2024 (the “Execution Date”) by and among:

1.	I-Mab Biopharma (Hangzhou) Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2GNANB49 (the “Company” or “I-Mab Hangzhou”);

2.	I-Mab Biopharma Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being91310115MA1K3G0E1F (“I-Mab Shanghai”);

3.	Hangzhou Taikun Equity Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330108 MA2KJKLT87 (“Taikun”);

4.	I-Mab (Nasdaq: IMAB) (“I-Mab”), a limited company registered in the Cayman Islands, with its registered address at PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Cayman, KY1-1205 Cayman Islands;

5.	Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330114MA8GFDRH4E (“Heda Health Fund”);

6.	Hangzhou Qiantang Chengfa Technology Service Co., Ltd., a limited liability company duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330114MA2KL4QN8J (“Chengfa”);

7.	Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330212MA2GW05H0A (“Hanhai Qianyuan”);

8.	Bruggemoon Limited, a limited company duly incorporated and validly existing under the laws of Hong Kong (“Bruggemoon”, together with Taikun, I-Mab, Heda Health Fund, Chengfa and Hanhai Qianyuan, collectively, the “Series C Investors”);

9.	Jingwu Zhang ZANG, a U.S. citizen whose ID information is ***;

10.	Qian Lili, a PRC citizen whose ID number is ***;

11.	Andrew Xiuxuan ZHU, a U.S. citizen whose ID information is ***;

12.	Meng Yuan, a PRC citizen whose ID number is ***;

13.	Wang Zhengyi, a PRC citizen whose ID number is ***;

14.	GUANGQUAN WANG, a U.S. citizen whose ID information is ***;

15.	Chen Xi, a PRC citizen whose ID number is *** (together with Jingwu Zhang ZANG, Qian Lili, Andrew Xiuxuan ZHU, Meng Yuan, Wang Zhengyi and GUANGQUAN WANG, collectively, the “Management Team”);

16.	Hangzhou Yijing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100 MA2HY0AEXX (“Hangzhou Yijing” or the “Management Team’s ESOP Entity”);

17.	Hangzhou Lanjing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the Laws of the PRC with a unified social credit code being 91330100MA2HY07T3Q (“Hangzhou Lanjing” or the “Employee ESOP Entity”).

Hereinafter, the foregoing parties are collectively referred to as the “Parties”, and when a party is referred to as a “Party”, the other parties are referred to as the “Other Parties”.

WHEREAS:

1.	The Company is a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC, established on June 26, 2019, with its unified social credit code being 91330100MA2GNANB49. The registered capital of the Company as shown at the Administration for Market Regulation (as defined below) as of the date hereof is USD 33,445,758. The business scope of the Company shall be: technology development, technical service, technical consultancy, transfer of achievements: biotechnology, pharmaceutical technology (excluding the development and application of human stem cell, gene diagnosis and therapy technology); production: pharmaceuticals; wholesale, import and export of pharmaceuticals, pharmaceutical intermediates and Class I Medical Devices (excluding those subject to special administrative measures for market access implemented by the State).

2.	As of the Execution Date of this Agreement, I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”) and other shareholders of the Company have entered into an Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd. (the “I-Mab Hangzhou Equity Transfer Agreement”), pursuant to which I-Mab Hong Kong shall transfer USD 12,460,608 of the registered capital of the Company (fully paid-in) held by it to other shareholders of the Company (referring to only the shareholders who have executed the I-Mab Hangzhou Equity Transfer Agreement, the same below) pro rata to the shareholding percentage of such other shareholders (the “Equity Transfer”). Upon completion of the Equity Transfer, I-Mab Hong Kong holds USD 1,039,392 of the registered capital of the Company.

3.	The Series C Investors intend to make a certain amount of investment in the Company, in RMB or USD, by way of capital increase in order to subscribe for newly increased registered capital of the Company in an aggregate amount of USD 8,856,519 (the “Increased Registered Capital”, the applicable USD-RMB exchange rate being 1:7.1009, or average of the mid-rate as published by the People’s Bank of China between January 1, 2024 and January 15, 2024) (the “Capital Increase”, together with the Equity Transfer, the “Transaction”). For the purpose of the Transaction, the closing of the Capital Increase shall take place immediately after the closing of the Equity Transfer.

4.	Immediately following the Execution Date of this Agreement, Jiaxing Hongtong Venture Capital Partnership (L.P.) and Ningbo Lanjing Enterprise Management Partnership (L.P.) will enter into an Equity Transfer Agreement, pursuant to which Jiaxing Hongtong Venture Capital Partnership (L.P.) will transfer the unpaid registered capital of USD 231,689 of the Company held by it to Ningbo Lanjing Enterprise Management Partnership (L.P.).

5.	The Parties will enter into a Shareholders’ Agreement (the “Shareholders’ Agreement”) on or prior to the Closing Date to further specify the rights and obligations of the shareholders of the Company after the Closing Date.

THEREFORE, through mutual discussion and negotiation, the Parties have reached the following agreement:

1            Definitions

1.1	Definitions

The following terms shall have the following meanings when used in this Agreement:

Series A Investors	the entities listed in items 1-18 of Appendix II(A) to this Agreement
Series B Investors	the entities listed in items 21-29 of Appendix II(A) to this Agreement
Beijing Sanjing	Sanjing (Beijing) Biotechnology Co., Ltd.
Force Majeure	an unforeseeable, unavoidable and insurmountable objective event or circumstance, including but not limited to earthquake, typhoon, flood, fire and other natural disasters, strike, epidemic (including COVID-19), civil strife, war. For the avoidance of doubt, any change in laws, regulations, decrees or policies of any national, regional or local governmental authorities that is unforeseeable at the Execution Date of this Agreement shall also be considered as Force Majeure.

Greater China	the People’s Republic of China, which, for the purpose of this Agreement, includes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.
Employee ESOP Entity	the entity listed in item 20 of Appendix II(A) to this Agreement
Management Team

Jingwu Zhang ZANG, a U.S. citizen whose ID information is ***;

Qian Lili, a PRC citizen whose ID number is ***;

Andrew Xiuxuan ZHU, a U.S. citizen whose ID information is ***;

Meng Yuan, a PRC citizen whose ID number is ***;

Wang Zhengyi, a PRC citizen whose ID number is ***;

GUANGQUAN WANG, a U.S. citizen whose ID information is ***;

CHEN Xi, a PRC citizen whose ID number is ***;

Management Team’s ESOP Entity	Hangzhou Yijing

Affiliate or Affiliated Company

any enterprise that controls, is controlled by, or is under the common control of the same entity with, a party. “Control” means direct or indirect ownership of more than fifty percent (50%) of the equity interest or voting power of such enterprise, or direct or indirect ownership of more than fifty percent (50%) of any other equivalent assets of such enterprise, or other power or right to solely direct the management of such enterprise. Entities include, without limitation, individuals, partnerships, corporations and other legal entities.

Senior Managers	C-Level management, financial controller and other management personnel of the Company at the level of vice president (VP) and above.
Business Day	any day that is not a Saturday, a Sunday or a statutory holiday of the PRC.
Qualified IPO

public offering of the shares of the Company on the STAR Board, Main Board or GEM of the PRC Stock Exchange, or the Hong Kong Stock Exchange, or any other stock exchange approved by the shareholders’ meeting of the Company pursuant to the Shareholders’ Agreement, where the pre-IPO valuation of the Company shall be no less than RMB 10 billion and the offering size (public market offering) shall be no less than RMB 1 billion, or other public offerings on stock exchanges approved by the shareholders’ meeting of the Company in accordance with the Shareholders’ Agreement

Group Companies	the Company and its subsidiaries, I-Mab Shanghai and its subsidiaries
Series C Transaction Documents

this Agreement, the Shareholders’ Agreement, the Amended and Restated Articles of Association of the Company attached hereto as Appendix I, reflecting the Capital Increase (the “Amended Articles of Association”), I-Mab Hangzhou Equity Transfer Agreement, I-Mab Shanghai Equity Transfer Agreement and any other agreements or documents executed pursuant to any of the foregoing documents in connection with the transactions contemplated by this Agreement.

Person

any natural person, legal person, partnership, limited liability company, company limited by shares, association, trust, unincorporated organization, or any other legal entity of whatever nature that is established under any applicable laws, or any governmental authority.

I-Mab Shanghai	I-Mab Biopharma Co., Ltd.

Administration for Market Regulation (AMR)	The State Administration for Market Regulation of the PRC and its various local counterparts.

Governing Law

with respect to any Person, public, valid and applicable treaties, laws, administrative regulations, local regulations, rules, decisions, orders, judicial interpretations, judgments, rulings, arbitration awards or other regulatory documents which are applicable to such Person or binding upon such Person or any of its properties.

I-Mab Tianjin	I-Mab Bio-Tech (Tianjin) Co., Ltd.

Existing Shareholders	the Series A Investors, the Series B Investors, the Employee ESOP Entity and the Management Team’s ESOP Entity

Governmental Authority

any government or its subdivision thereof, any department or agency of any government or its subdivision thereof, any legislative body, court or arbitral tribunal, and the regulatory body of any stock exchange with competent jurisdiction.

Intellectual Property

rights in any country and region under patents, trademarks, service marks, registered designs, domain names, utility models, copyrights, inventions, confidential information, trade secrets, proprietary manufacturing processes and equipment, brand names, database rights, business names or the like, as well as the benefit of any of the foregoing (whether registered or unregistered, including applications for the grant of any of the foregoing and rights to apply for any of the foregoing anywhere in the world).

Material Adverse Change

any effect on or change in the Company that has apparently negative effect on the target projects, business, management, financial status, Intellectual Property, indebtedness, government approvals or qualification of the Company (in each case, excluding any such material adverse effect or change to the extent that it has been remedied or modified); losses suffered or reasonably expected to be suffered by the Company in excess of RMB 5 million shall be deemed to be a Material Adverse Change.

PRC	the People’s Republic of China, which, for the purpose of this Agreement, exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

Subsidiaries

with respect to any Person, any legal person, partnership, limited liability company, company limited by shares, association, trust or other entity in which such Person (solely or in concert with any other Person) owns, directly or indirectly, securities or other interests which grants such Person more than fifty percent (50%) of the voting power to elect the board of directors or other similar decision-making body, or which confer on such Person the power to otherwise control the same.

2            Capital Increase

2.1	As of the Execution Date of this Agreement, the registered capital of the Company is USD 33,445,758 as shown in the AMR records. Immediately prior to the Closing of the Capital Increase, the registered capital subscribed by and the shareholding percentage of each shareholder of the Company are set forth in Appendix II(A).

2.2	In accordance with the terms and conditions of this Agreement, the Series C Investors agree to invest in the Company such amount in RMB or USD (the applicable USD-RMB exchange rate being 1:7.1009, or average of the mid-rate as published by the People’s Bank of China between January 1, 2024 and January 15, 2024) as set forth in Article 4.2 hereof to subscribe for the newly increased registered capital of the Company of USD 8,856,519, of which USD 8,856,519 shall be the registered capital of the Company, and the remaining amount shall be the capital reserves of the Company.

2.3	After the completion of the Capital Increase, the equity structure of the Company is set forth in Appendix II(B). As of the Closing Date, the Series C Investors shall become the shareholders of the Company and enjoy shareholder’s rights in accordance with the laws and regulations and the Series C Transaction Documents.

3            Conditions Precedent to the Closing

3.1	Conditions Precedent

The completion of the obligations of the Series C Investors to subscribe for the newly increased registered capital and pay their investment amount (the “Closing”) shall be subject to the fulfillment, or waiver in writing by the Series C Investors, on or prior to the Closing Date, of the following conditions (each, a “Condition Precedent”):

(1)	The Series C Investors shall have completed the business, legal and financial due diligence of the Company and are satisfied with the results thereof;

(2)	The representations and warranties of the Company in this Agreement shall be true, accurate, complete and not misleading in all aspects as of the Execution Date and as of the Closing Date and there shall be no Material Adverse Change to the Company; and the Company shall have delivered to the Series C Investors a closing confirmation letter in the form and substance set forth in Appendix III;

(3)	Except for the relevant Change of Registration with the Administration for Market Regulation (as defined below), the Company shall have obtained and completed all necessary authorizations, consents and approvals for the execution, delivery and performance of the Series C Transaction Documents and the transactions contemplated thereby; the shareholders’ meeting of the Company shall have approved this Capital Increase, and the Existing Shareholders agree to waive their pre-emptive right with respect to this Capital Increase under the currently effective Articles of Association of the Company, the shareholders’ agreement or other agreements among the Existing Shareholders;

(4)	This Agreement shall have been duly executed and delivered by the Parties and shall have become effective and remain in full force and effect as of the Closing Date;

(5)	The Parties shall have duly executed and delivered a Shareholders’ Agreement and an Amended Articles of Association to the satisfaction of the Series C Investors, which shall become effective as of the Closing Date;

(6)	The Parties shall have duly executed and delivered the other Series C Transaction Documents (if any) that are required to be executed on or prior to the Closing Date;

(7)	The Series C Investors have obtained all necessary internal approvals and authorizations for the execution of this Agreement and the other Series C Transaction Documents, and for the consummation of the transaction contemplated by this Agreement and other related matters;

(8)	The Company and I-Mab Tianjin shall have entered into the Equity Transfer Agreement of I-Mab Biopharma Co., Ltd. (the “I-Mab Shanghai Equity Transfer Agreement”), pursuant to which I-Mab Tianjin shall transfer 100% of the equity interest in I-Mab Shanghai (representing RMB 2,569,791,000 of the registered capital) held by it to the Company, and all the condition precedents to the closing under the I-Mab Shanghai Equity Transfer Agreement shall have been satisfied (except for the completion of the Closing by the Series C Investors);

(9)	Each of the Management Team shall have resigned from all positions in I-Mab (Nasdaq: IMAB) and its subsidiaries (for the avoidance of doubt, excluding I-Mab Shanghai and its subsidiaries) (other than the positions of honorary nature not involving in the business management of the relevant companies), including, without limitation, senior executives or directors, and shall have entered into an employment contract, a confidentiality agreement and a non-competition agreement and other documents with the Group Companies to the reasonable satisfaction of the Series C Investors.

3.2	Termination Date

The Parties shall use their best efforts to procure the satisfaction of all the Condition Precedents no later than six (6) months from the Execution Date. If any of the Condition Precedents fails to be satisfied or waived by the Series C Investors in writing during such period, any Party shall have the right to terminate this Agreement by giving a written notice to the other Parties, and this Agreement shall be terminated from the date on which such written notice of termination is dispatched. Notwithstanding the foregoing, the Party primarily liable for or at fault for the unsatisfied Condition Precedents shall not have the right to terminate this Agreement pursuant to this Article 3.2. At the Closing, if any of the Condition Precedents is waived by the Series C Investors in writing, such Conditions Precedents shall automatically become a post-closing obligation under Article 4.3 and shall be completed within the time period otherwise agreed by the Series C Investors in writing, unless such Condition Precedents are expressly waived in perpetuity by the Series C Investors.

4            Closing and Related Matters

4.1	Closing Time

The Closing by the Series C Investors shall take place within ten (10) Business Days as of the date on which all the Condition Precedents set forth in Article 3.1 (except for the Condition Precedents which by nature are required to be satisfied on the Closing Date) are satisfied or waived by Series C Investors in writing (the “Closing Date”).

4.2	Closing

The Parties agree that the Series C Investors shall remit the investment amount payable by them to the bank account designated by the Company by wire transfer. The investment amount payable by the Series C Investors shall be as follows:

(1)	Taikun shall pay the RMB equivalent of USD 20 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, the RMB equivalent of USD 2,515,253 shall be the registered capital of the Company, and the remaining premium in RMB equivalent of USD 17,484,747 shall be the capital reserves of the Company.

(2)	I-Mab shall pay USD 19 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, USD 2,389,491 shall be the registered capital of the Company, and the remaining premium of USD 16,610,509 shall be the capital reserves of the Company.

(3)	Heda Health Fund shall pay the RMB equivalent of USD 19 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, the RMB equivalent of USD 2,389,491 shall be the registered capital of the Company, and the remaining premium in RMB equivalent of USD 16,610,509 shall be the capital reserves of the Company.

(4)	Chengfa shall pay the RMB equivalent of USD 10 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, the RMB equivalent of USD 1,257,627 shall be the registered capital of the Company, and the remaining premium in RMB equivalent of USD 8,742,373 shall be the capital reserves of the Company.

(5)	Hanhai Qianyuan shall pay RMB 3 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, the RMB equivalent of USD 53,132 shall be the registered capital of the Company, and the remaining premium in RMB shall be the capital reserves of the Company.

(6)	Bruggemoon shall pay USD 2 million to the Company to complete its obligation of capital contribution to the newly increased registered capital subscribed. Among such investment amount, USD 251,525 shall be the registered capital of the Company, and the remaining premium of USD 1,748,475 shall be the capital reserves of the Company.

The Company shall issue to the Series C Investors a scanned copy of the investment certificate and the register of shareholders on the Closing Date. The investment certificate shall specify the following items: the name of the company, the date of its establishment, the registered capital, the name of the shareholder, the amount of capital subscribed, the percentage of equity interest, the date of capital contribution, the reference number and the date of the issuance of the investment certificate. The investment certificate shall be signed by the legal representative of the Company and affixed with the seal of the Company. The Company shall register and keep the shareholders’ register, which shall be signed by the legal representative of the Company and affixed with the seal of the Company. The Company shall provide the Series C Investors with the originals of the investment certificate and the register of shareholders within five (5) Business Days after the Closing Date.

4.3	Post-Closing Undertakings

The Group Companies, Hangzhou Yijing, Hangzhou Lanjing and the Management Team hereby undertake and warrant to the Series C Investors as follows:

(1)	Within two (2) months after the Closing, the Company shall complete the change of registration with the Administration for Market Regulation in respect of the Equity Transfer and the Capital Increase (including the changes in registered capital, shareholders and shareholding percentage, and filing of the Amended Articles of Association and new board of directors of the Company, collectively, the “Change of Registration with the Administration for Market Regulation”) and obtain the updated business license. Within fifteen (15) Business Days after payment of investment amount, the Company shall engage an accounting firm designated by the investors to verify the capital contribution and issue a capital verification report proving that the investment amount has been fully paid and provide the investors with the original capital verification report.

(2)	In accordance with the I-Mab Shanghai Equity Transfer Agreement, the Company shall actively promote the BLA approval and commercialization of the relevant products (as defined in the I-Mab Shanghai Equity Transfer Agreement) and pay the Consideration (as defined in the I-Mab Shanghai Equity Transfer Agreement) to I-Mab Tianjin on time.

(3)	After the Closing, the Company shall procure Ningbo Lanjing Enterprise Management Partnership (L.P.) (“Ningbo Lanjing”) to change its general partner to Bruggemoon (and Bruggemoon shall contribute no less than RMB 28.64 million to Ningbo Lanjing) and its limited partners to such employees of the Group Companies as designated by Jingwu Zhang ZANG, which employees shall make the capital contribution to I-Mab Hangzhou as soon as practicable after the Closing (but no later than December 31, 2024) and shall enter, with respect to the relevant matters, into agreements reasonably satisfactory to the Series C Investors. If Bruggemoon fails to perform its capital contribution obligation in a timely manner in accordance with the foregoing provisions and fails to rectify it within three (3) months, the Company shall repurchase the equity interest held by the Series C Investors and pay the Series C Investor the investment amount corresponding thereto. The investment amount corresponding to the equity interest repurchase paid to any Series C Investor (converted accordingly from the registered capital of the Company corresponding to the repurchased equity interest) = the total investment amount paid by any Series C Investor to the Company in accordance with Article 4.2 * [Bruggemoon’s unpaid capital contribution to Ningbo Lanjing/(RMB equivalent of USD 2 million + RMB 28.64 million)], plus the cost of capital of the aforesaid amount calculated at the bank deposit interest rate of the same period from the Closing Date to the date of payment of the repurchased equity interest. Upon occurrence of repurchase, the Existing Shareholders, and the Company and the Management Team, shall all use their best efforts to procure all the then-existing shareholders to execute the resolutions necessary for capital reduction and to complete the statutory procedure of repurchase by the Company. The Company shall complete the procedures as required by the applicable laws to fulfill its obligations hereunder. The Company undertakes that, within four (4) months after any Series C Investor gives a written repurchase request to the Company, such Series C Investor shall receive the corresponding payment of the repurchased equity interest. Before the Company makes the full payment of all the repurchase amount to the Series C Investors, the Series C Investors shall continue to enjoy the rights under this Agreement and the Shareholders’ Agreement inasmuch as any portion of the repurchase payment remains outstanding.

(4)	After the Closing, the Company shall use commercially reasonable efforts to complete the formalities with respect to the change of registration of Hangzhou Yijing, Ningbo Hangjing Enterprise Management Partnership (L.P.) and Ningbo Yijing Enterprise Management Partnership (L.P.) with relevant Administration for Market Regulation as soon as practicable to reflect the holding of partnership interest in such partnerships by Jingwu Zhang Zang.

(5)	After the Closing, the Company shall procure Hangzhou Yijing and Hangzhou Lanjing to make the capital contribution to I-Mab Hangzhou in a timely manner and perform such obligation of capital contribution no later than the share reform of the Company for IPO or the statutory time limit.

(6)	After the Closing, the Company will gradually establish its own brand name and trademark system and apply for registration of trademarks used in its business as currently conducted and/or proposed to be conducted.

(7)	After the Closing, the Company shall notify the Hangzhou Huansha Branch of Bank of Communications (“BOCOM Huansha Branch”) in a timely manner.

(8)	After the Closing, the Company shall carry out the construction of the Hangzhou Manufacturing Base Project in accordance with the applicable laws or the requirements of the Governmental Authorities, and depending on the progress of the construction shall complete the relevant approval, registration or filing procedures as required by the applicable laws and ensure that the Company shall comply with the requirements of laws and regulations in all material respects of construction, fire control, environmental protection and safe production.

(9)	The Company shall use commercially reasonable efforts to provide the Series C Investors with the optimization plan for the team and product pipeline of the Group Companies by December 31, 2025.

(10)	The Company shall comply with the requirements of relevant laws and regulations in all material respects and shall obtain necessary business qualifications in the course of business. If there are substantial obstacles to the Qualified IPO of the Company (including, without limitation, business operation compliance matters, connected transactions, horizontal competition, etc.), the Company shall, and the Warrantors shall procure the Company to, timely take rectification measures to remove such obstacles in accordance with the requirements of the Governmental Authorities or regulatory authorities.

(11)	Unless otherwise provided in the Series C Transaction Documents or agreed upon by the Parties, the Company shall use the investment proceeds received from this Capital Increase for the development of the principal business of the Company and other purposes acknowledged by the Series C Investors. Without the prior written consent of the Series C Investors, the Company shall not use the investment proceeds for any purposes other than the foregoing.

5            Representations and Warranties

5.1	Representations and Warranties of the Company

The Group Companies, Hangzhou Yijing, Hangzhou Lanjing and the Management Team (collectively, the “Warrantors”) jointly represent and warrant to the Series C Investors that except for the exceptions disclosed to the Series C Investors in writing in the Disclosure Schedule set forth in Appendix V hereof (the “Disclosure Schedule”, the specific matters set forth in the Disclosure Schedule shall constitute restrictions on the representations and warranties of the corresponding terms and conditions of this Agreement) provided by the Company to the Series C Investors, the Warrantors make the following representations and warranties with respect to this Agreement as of the Execution Date and the Closing Date (or, if the representations and warranties are made as of a specific date, such representations and warranties shall be deemed to be made as of such specific date), and the Warrantors acknowledge and agree that the Series C Investors enter into this Agreement and complete this Capital Increase by relying on the truthfulness, completeness and accuracy of such representations and warranties.

(1)	Due Incorporation. Each Group Company is a limited liability company duly incorporated and validly existing in accordance with the conditions and legal procedures required by the PRC laws and has obtained all necessary approvals and permits from the Governmental Authorities for its establishment.

(2)	Constitutional Documents. The constitutional documents of the Company delivered to the Series C Investors are true and complete, are effective as of the Execution Date and the Closing Date and are not superseded by other documents (but will be superseded by the Amended Articles of Association upon the Closing). All legal and procedural requirements and other formalities with respect to the aforementioned constitutional documents have been duly complied with and performed.

(3)	Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Series C Transaction Documents have been duly authorized, and this Agreement and the other Series C Transaction Documents to which the Warrantors are a party constitute valid and legally binding agreements of the Warrantors after the execution by the relevant parties. This Agreement is in compliance with the laws and enforceable against the Warrantors. The execution, delivery and performance by the Warrantors of the rights and obligations under this Agreement and the other Series C Transaction Documents to which it is a party will not violate the PRC laws, the articles of association or other constitutional documents of the Warrantors, or any court judgments, rulings, arbitration tribunal awards, administrative decisions or orders binding upon or applicable to the Warrantors, or any documents, contracts or agreements to which the Warrantors are a party.

(4)	Capital Contribution and Capitalization. As of the Execution Date, except for the registered capital owned by Hangzhou Lanjing, Hangzhou Yijing, Ningbo Lanjing and Jiaxing Hongtong Venture Capital Partnership (L.P.), the registered capital of the Company has been fully paid up. The ownership of the equity interest in the Company is clear and free of dispute, and there is no share-holding entrustment of any equity interest, pledge, mortgage or other security interest or encumbrance of any kind, or any other third party rights regarding the equity interest of the Company. The equity structure of the registered capital of the Company set forth in the Articles of Association of the Group Companies and the other Series C Transaction Documents truly, completely and accurately reflects the shareholding structure of the Company as of the Execution Date. No Group Company has ever, in any form, promised to or actually issued to any Person, any interest, shares, debentures, subscription rights, options or interests of the same or similar nature other than the aforesaid shareholder interests.

(5)	Governmental Approval. As of the Closing Date, the Group Companies have full power and authority to hold, lease or operate their properties (including, without limitation, the intangible assets of the licensed projects) and operate their current business (including, without limitation, the licensed projects), and possess all approvals, permits, licenses, certificates, consents or other approval documents of governmental authorities necessary for such holding, lease or operation of their properties (including, without limitation, the intangible assets of the Licensed Programs) and operation of their current business (including, without limitation, the licensed projects) (the “Approval Documents”). There is no existing or potential suspension or revocation of the Approval Documents of any Governmental Authority, unless the lack of the Approval Documents of such Governmental Authority or potential suspension or revocation of the Approval Documents of such Governmental Authority would not render the Group Companies unable to perform this Agreement or result in any serious negative effect. The Group Companies are in compliance with the provisions of such Approval Documents, are not in violation of such Approval Documents in any material respect, and have not received any written or oral notice from any Governmental Authority notifying it of any violation of any provision of any such Approval Documents.

(6)	External Investment by the Company. Except for the holding of 100% of the equity interest in Yijing Biotechnology (Beijing) Co., Ltd. (“Beijing Yijing”), 100% of the equity interest in Lanjing Biotechnology (Shanghai) Co., Ltd. (“Lanjing Biotechnology”), the shanghai branch of I-Mab Hangzhou, and to hold 100% of the equity interest in I-Mab Shanghai (including to hold the equity interest in I-Mab Shanghai’s subsidiaries and other entities invested by I-Mab Shanghai indirectly), the Company has no domestic Subsidiaries, branches and entities invested by other forms and any other investment commitments.

(7)	Financial Statements; Off-balance-sheet Liabilities. The Company has delivered to the Series C Investors the unaudited balance sheet and related income statement and cash flow statement of the Company as of the statement date, i.e., September 30, 2023 (collectively, the “Management Statements”). The Management Statements (a) have been prepared in accordance with the books and other financial records of the Company, (b) fairly present the financial condition and operating results of the Company as of the statement dates or for the corresponding periods in all material respects, and (c) have been prepared in accordance with the PRC GAAP consistent with the Company's common practice.

The Company does not have any material off-balance-sheet liabilities, transactions, arrangements or obligations, including, without limitation, relationships with unconsolidated entities.

(8)	Connected Transactions. There are no material transactions entered into by the Company with the Company and/or its Affiliates and their directors, officers, managers, shareholders or other affiliates (collectively, the “Affiliates”) containing terms and conditions different from those that could be obtained on an arm’s length basis with unrelated third parties. As of the Closing Date, except for the Series C Transaction Documents (including the agreements or documents required by or contemplated by the Series C Transaction Documents) and employment-related contracts, there are no outstanding contracts, agreements or other transactions between the Company and any Affiliates, nor are there any claims, debts and any other payables or receivables incurred or subsisting with any Affiliates, except for those that will not cause any Material Adverse Change to the production and operation of the Company. All the connected transactions conducted by the Company prior to the Closing Date are conducted at arm’s length market prices, and will not have any material adverse effect on the interests of the Company or its future listing arrangement; there is no unreasonable, unfair or unnecessary connected transaction of the Company, nor is there any benefit tunneling.

(9)	No Material Adverse Change. From the statement date to the Closing Date, the business of the Company is operated in the ordinary course, in particular:

(a)	there is no Material Adverse Change to the financial status, assets, liabilities or net worth of the business of the Company except for changes during the ordinary course of business;

(b)	there is no strike, labor dispute or other event or circumstance, whether new or continuing, which have resulted in or are likely to result in a Material Adverse Change to the Company;

(c)	there is no cancellation or waiver of any of its rights which may have a Material Adverse Change on its operation of the business or any debts or claims of material value, or against its Affiliates;

(d)	there has not been, or is not likely to be, any Material Adverse Change in the relationships of the Company with its suppliers, clients or customers;

(e)	there has been no Material Adverse Change in any methods of accounting or bookkeeping or accounting practices relating to or affecting the business of the Company;

(f)	there has been no sale, transfer, lease of, or encumbrance on any material property or asset, whether tangible or intangible, or any payment, loan or advance obligation with respect to such property or asset;

(10)	Tax Matters. All tax statements, reports and forms required to be filed with the Company (the “Tax Statements”) have been timely provided to competent Governmental Authorities, and all Tax Statements accurately reflect in all material respects the tax liability of the Company with respect to periods, properties or events recorded therein. All taxes, including any taxes shown on the Tax Statements or any taxes that, in the opinion of any Governmental Authority, are required to be paid by the Company or imposed upon the properties, assets, capital, turnover or income of the Company have been fully paid (other than taxes adequately reserved in the relevant financial statements). There are no pending or threatened inspections, inquiries or audits in respect of the Company by any competent authority. The taxes which the Company is required to withhold in accordance with law have been withheld and turned over to the competent Governmental Authority or are properly stored by the Company. The Company does not have any material tax liability or obligation of any nature, unless such tax liability or obligation: (a) is fully reflected on the financial statements; or (b) is incurred in the ordinary course of business since incorporation of the Company.

(11)	Title to Property/No Encumbrance. Except for circumstances set forth in Article 1.1 of the Disclosure Schedule and except for the leased real properties, the Group Companies holds good and marketable title to all other real properties (if any), free and clear of any security interests or other encumbrance. With respect to leased real properties, all leases by the Company are in full force and effect; all rents and additional payments due have been paid; and since the commencement of the original lease term, the Group Companies have been in good possession of the leased real properties and have not materially breached the provisions thereof, nor has there occurred any material default or event, circumstance or act that may result in a default thereunder. The real properties leased by the Group Companies are well maintained, in good condition and adequate for the purposes of their current use, except for ordinary wear and tear.

The Group Companies lawfully own (or have the legal right to use such tangible property) all material tangible property required for their principal business and are able to operate their tangible property independently and freely. To the knowledge of the Warrantors, there is no contract, agreement, undertaking, document or laws, regulations, governmental regulations, governmental orders, measures, claims or other legal proceeding that could affect the legal and complete ownership of or use of the tangible property by the Group Companies in a material respect. To the knowledge of the Warrantors, the operation of the Company by using or utilizing the tangible property is in compliance with the PRC laws and will not infringe upon the rights and interests of any third party.

(12)	Employees. The Group Companies are not in violation of any applicable PRC laws regarding employment (including, without limitation, in relation to employment contracts, salaries, working hours, contribution to social insurance and housing fund) in any material respect, or have any material liabilities, contingent debts or unpaid fees due to the requirements of the applicable PRC laws regarding employment. The Group Companies have paid their employees’ withholding taxes to the relevant Governmental Authorities, or withheld such Governmental Authorities the not yet due tax payables of the Company’s employees. There is no outstanding large amount of unpaid salaries, taxes or penalties incurred by the Company or any material amount generated from the violation of the aforementioned obligations. There are no outstanding material payment obligations of the Group Companies for any severance pay for termination of employment or other similar compensation or indemnification expenses.

Other than social insurance and housing fund as required by the laws of the PRC and the commercial insurance maintained by the Group Companies for their employees, the Group Companies do not participate in or are not subject to any other pension, retirement, profit sharing, deferred compensation or other employee benefit plan, arrangement, agreement or understanding, nor are there any other pension, retirement, profit sharing, deferred compensation or other employee benefit plan, arrangement, agreement or understanding in which any employees or former employees (or their beneficiaries, if any) are entitled to participate or to which they are entitled. The Company has always paid social insurance and housing fund contributions for all of its employees in accordance with the laws.

There are no pending, or to the knowledge of the Warrantors, potential labor disputes or controversies between the Group Companies and their current or former employees.

The Group Companies have not entered into any collective contracts or similar contracts or arrangements with employees. To the knowledge of the Group Companies and the Warrantors, none of the Key Employees of the Group Companies (as listed in Appendix IV hereto) are subject to any other contracts (including licenses, commitments or other obligations) or decrees, judgments or orders of Governmental Authorities or courts other than the contracts between them and the Group Companies, which would materially affect such employees’ ability to serve the interests of the Group Companies or would conflict with the business of the Group Companies.

(13)	Material Contracts. All Material Contracts of the Group Companies was entered into on normal commercial terms. Each such Material Contract is a valid and binding contract in accordance with its terms and conditions (except for those that are unenforceable as a result of any bankruptcy, liquidation, reorganization or other similar laws affecting the rights of creditors generally), and no Group Company is in violation or breach in any aterial respect, or has committed any event that would constitute a material breach and default, of any Material Contract; no Group Company has received any notice of termination or cancellation of any Material Contract or of any default thereunder; and to the knowledge of the Warrantors, no material violation or breach has been committed or is likely to be committed by the other party of any Material Contract; and the consummation of the transactions contemplated by this Agreement will not (and will not give any Person the right to) terminate or modify the rights of the Group Companies under, or accelerate or augment the Company’s obligations under, any Material Contract or create any security interest or other encumbrance thereon. There is no contract, agreement or other arrangement granting to any Person any pre-emptive right to acquire material assets or properties of the Company (except for any purchase during the ordinary course of business consistent with common practices).

“Material Contract” means the material contracts to which the Company is a party or which involve the properties or assets under the name of the Group Companies, including (a) contracts under which a party thereto has an obligation to make payment of RMB 5,000,000 or more; (b) lease contracts in relation to real property; (c) exclusive cooperation/license contracts or contracts containing non-competition clauses or other contracts restricting or hindering in other manner or geographically the ability of the Group Companies to conduct their business ; (d) contracts providing lines of credit; (e) contracts involving guarantees to be provided by the Group Companies; (f) contracts granting power of attorney, agency or similar authority to any Person; (g) contracts containing the right of first refusal; (h) contracts involving any transactions between the Group Companies and their Affiliates; (i) collective contracts or contracts containing compensation (other than statutory compensation) for termination of employment of any officer, director or employee; (j) contracts materially affecting or vital to the operation of the Group Companies; (k) contracts imposing obligations of the Company to make payments or provide benefits to a third party as a result of the consummation of the transactions contemplated hereby; (l) important license agreements or assignment agreements in relation to Intellectual Property (including agreements whereby the Group Companies license others to use their Intellectual Property and agreements whereby others license the Company to use their Intellectual Property); (m) contracts concluded not on normal commercial conditions; (n) transfer, sale or disposal of material assets of the Group Companies; (o) contracts involving equity interest sale, equity acquisition, investment, financing, joint venture, merger, acquisition, reorganization, profit sharing or transfer of control; (p) contracts creating encumbrances on the equity interest or material property of the Group Companies; (q) strategic cooperation agreements, joint development agreements or other cooperation agreements entered into with any partner, which have material impact on the business development of the Group Companies; and (r) memorandum, letters of intent, contracts or agreements entered into with governmental organs (including wholly state-owned or controlled enterprises).

(14)	Intellectual Property.

(a)	As of the Closing Date, all Intellectual Property relating to the business operations of the Group Companies and the licensed projects is legally owned and beneficially owned by the Group Companies or legally used with consent of the owner and license from the owner, as the case may be, free and clear of any encumbrance. The Intellectual Property of the Company is sufficient for its current operation of business.

(b)	Article 1.2 of the Disclosure Schedule sets forth the licensing and transfer of the Intellectual Property of major projects by the Group Companies. To the knowledge of the Warrantors on the Execution Date, there are no notices, declarations, assertions, objections, cancellations or litigations emanating from any third party claiming the invalidity of the Intellectual Property used by the Company.

(c)	The licenses of all Intellectual Property used by the Group Companies are in full force and effect. No Group Company is in default under any material terms and conditions of such license as of the Execution Date or the Closing Date, nor has the other party to such license indicated in writing that it would be in default thereunder.

(d)	To the knowledge of the Warrantors on the Execution Date, the Company has not conflicted with, infringed, misused or violated the Intellectual Property of any third party as a result of the use of any Intellectual Property or any license, and no charge, complaint, claim, demand or notice has been received alleging any of the same. Further to the knowledge of the Warrantors, no third party is in conflict with, infringing, misusing or violating the Intellectual Property of the Company.

(15)	Litigation. There is no pending or threatened litigation, arbitration or other legal proceeding by any court or arbitration panel against the Group Companies or their properties or rights, and there is no pending or threatened administrative or other proceeding by any Governmental Authority (including investigations by such Governmental Authority) that could cause Material Adverse Change of the right or ability of the Group Companies to continue to conduct their current business or Material Adverse Change of the financial or other conditions, properties or assets of the Group Companies; and there is no valid merits for the commencement of such litigation, arbitration, legal, administrative or other proceedings and investigations. The Group Companies are not subject to any judgment, order or ruling rendered in any litigation, arbitration or other legal proceedings that may cause Material Adverse Change in its operations. The Group Companies have not received notice of material disputes and claims under any contract.

(16)	Compliance with Laws. No Group Company is (a) materially violating any provision of laws, (b) materially violating the approvals of any relevant Governmental Authority, (c) violating any provision of its articles of association, or (d) in default or incompliance with any material obligation, agreement, covenant or condition under any contract to which it is a party or by which it or any of its property is bound. No Group Company has received notice of any such default, violation or omission, whether it has occurred or is threatened.

(17)	Books and Records. The books and records of the Group Companies are true and accurate in all material respects, without any material inaccuracies or discrepancies, and are prepared and maintained in accordance with applicable laws and good business practice so as to enable the Group Companies to prepare their financial statements in accordance with the PRC GAAP. The minute books of the Group Companies accurately reflect all material actions and legal proceedings that have been taken by the shareholders’ meeting and board of directors of the Company as of the record date, in all material respects.

(18)	Holding of equity and holding of external posts by senior managers. Except for the matters expressly set forth in Article 1.3 of the Disclosure Schedule, to the knowledge of the Warrantors, no senior managers of the Group Companies are directly or indirectly involved in the ownership, management, control, investment in the competitive business with the Group Companies (the “Competitive Business”) or are director, officer, consultant or employee of any company or entity that engages in such business, or holds any equity interest or share (except for holding no more than 5% of the total issued shares of a listed company) in any company or entity that engages in such business.

(19)	Disclosure. All the documents, materials and information provided by the Group Companies during the due diligence conducted by the Series C Investors are true, accurate, complete, valid and not misleading. The documents, statements and information relating to the Group Companies, which would reasonably be expected to materially affect the willingness of the Series C Investors to enter into this Capital Increase set forth in this Agreement, have been disclosed to the Series C Investors without material omission.

5.2	Representations and Warranties of the Series C Investors

Each of the Series C Investors represents and warrants to the other Parties severally but not jointly as follows:

(1)	Subject Qualification. Such Person is a partnership or a company duly established and validly existing in accordance with the laws of the jurisdiction of its incorporation or a natural person with full capacity for civil rights and civil conduct.

(2)	Authorization and Enforceability. This Agreement has been duly authorized, and upon execution by the Parties, shall constitute a valid and legally binding agreement of such Person; this Agreement is complied with the legal form and is enforceable against such Person in the PRC.

6            Arrangements for the Transitional Period

6.1	Conduct of Business

(1)	From the Execution Date to the Closing Date, in addition to implementing the transactions contemplated by this Agreement, the Company and the Management Team shall take the following actions:

(a)	to conduct the business in the ordinary course, in accordance with applicable laws and consistent with common precedents and prudent commercial practices;

(b)	to maintain intact the existing business organization;

(c)	to maintain all operating assets and equipment (including any owned or licensed Intellectual Property) in normal operating condition and good maintenance;

(d)	to maintain and renew the registered Intellectual Property in the ordinary course of business;

(e)	to promptly notify the Series C Investors of circumstances that may result in any material breach of the representations and warranties of the Company or any material breach of other terms and conditions of this Agreement.

(2)	The Group Companies and the Management Team undertake that, from the Execution Date to the Closing Date, without the prior written consent of the Series C Investors, except for implementing the transactions contemplated by this Agreement or otherwise provided in the Series C Transaction Documents, they shall not take any of the following actions:

(a)	to terminate the current business of the Company or materially change any part of the business of the Company;

(b)	to sell or dispose of all or substantially all of the intangible assets or assets of the Company;

(c)	to distribute any profits among the shareholders by way of distribution of dividends, capitalization of common reserve or otherwise;

(d)	to establish or amend any terms and conditions of any employee equity incentive plans without the written consent of the Series C Investors;

(e)	to amend the financial rules previously adopted or change the financial year of the Group Companies;

(f)	to conduct capital increase, decrease, change in equity (other than the equity transfer referred to in the whereas clauses of this Agreement and other matters for the satisfaction of the transactions contemplated by this Agreement), to induce by the Group Companies any investment or commitment to acquire any investment other than those provided for in this Agreement;

(g)	to change the form of the Company;

(h)	to sell, transfer, license, mortgage, create any encumbrance on or otherwise dispose of any trademarks, patents, copyrights or other Intellectual Property owned by the Company;

(i)	to pass a resolution for the termination or merger, division, bankruptcy, restructuring, liquidation, dissolution or appointment of a receiver or similar resolution with respect to any Group Company;

(j)	to amend or restate the Articles of Association of the Group Companies other than for the implementation of this Agreement;

(k)	to approve the transfer of any equity interests in the Group Companies (except for the equity transfer referred to in the whereas clauses of this Agreement);

(l)	to enter into commercial cooperation with any third party in respect of projects to be injected into the Group Companies, including, without limitation, joint development, external licensing and other cooperation; or

(m)	to amend the key terms and conditions of or assign the rights under the Material Contracts.

6.2	Exclusivity

The Group Companies and the Management Team undertake that, from the Execution Date to the earlier of (1) the Closing Date, or (2) the date on which this Agreement is terminated, without the prior written consent of the Series C Investors or unless otherwise provided herein, they shall not, and shall procure their Affiliates and their respective directors, supervisors, senior managers, employees, representatives or agents not to:

(1)	initiate, induce or encourage any inquiry, quotation or offer relating to the sale, purchase or other disposition of any equity interest of the Company or any merger or consolidation of the Company (each an “Alternative Transaction”);

(2)	participate in any discussions or negotiations relating to, or provide or disclose any information relating to the Company or its business for an Alternative Transaction; or

(3)	enter into any binding or non-binding written or oral agreement, arrangement or understanding relating to an Alternative Transaction.

6.3	Notice of Specific Matters

Each Party undertakes that, from the Execution Date to the Closing Date, it shall notify the other Parties and attach relevant evidentiary documents immediately after having knowledge of the following matters:

(1)	any fact or circumstance that constitutes a material breach of its representations and warranties under this Agreement; or

(2)	the occurrence after the Execution Date of any fact or circumstance, which will or may result in a material breach of such representations and warranties made by it.

7            Additional Agreements and Covenants

7.1	Intellectual Property Protection

After the Closing, the Group Companies shall use commercially reasonable efforts to obtain legal ownership or right of use of Intellectual Property necessary in connection with the business and business activities of the Company, including, without limitation, patents, trademarks, copyrights, know-how, domain names and trade secrets, and shall use all efforts to protect the Intellectual Property of the Company from any third party infringement. The Group Companies undertake to refrain from participation of non-employees in the development of core product technology and Intellectual Property and application for Intellectual Property by the Management Team or employees as the inventors.

7.2	Lawful Operation

After the Closing, the Group Companies shall comply with applicable laws in all material respects, continuously improve the corporate governance compliance in all respects (including, without limitation, clinical trial, human genetic resources, environment, health, safety, finance, labor, Intellectual Property, Social Security, housing fund, taxation and business) and maintain the validity of the permits and licenses necessary for the operation of its business. If, after the Closing Date, any matter or action involved in the business of the Company or its operation requires a franchise, license, permit, approval, exemption, consent, authorization, registration or filing with any Governmental Authority (the “Governmental Approvals”) pursuant to applicable laws or the requirements of any Governmental Authorities, the Company shall take all necessary measures and actions to obtain such Governmental Approvals in a timely manner. The Company shall continuously procure insurance with respect to its business operations and the target projects in compliance with laws and regulations.

7.3	Taxes

Each Party shall be responsible for its own taxes assessed against it or payable by such Party in connection with the transactions contemplated by this Agreement. The Company shall conduct its business in compliance with laws and regulations, and shall not engage in any activity or behavior in violation of laws or regulations, including, without limitation, any tax or tax collection and management violation.

8            Liability for Breach of Contract and Indemnification

8.1	Breach of Contract

Unless otherwise provided in this Agreement, if any Party fails to duly or fully perform its obligations, undertakings or other covenants under this Agreement or the other Series C Transaction Documents, or if the representations and warranties made under this Agreement and the other Series C Transaction Documents are untrue, inaccurate or incomplete, such Party shall be deemed to have breached this Agreement (the “Breaching Party”).

8.2	Liabilities for Breach of Contract and Indemnification

Upon the occurrence of any of the events set forth in Article 8.1 above, the Breaching Party shall indemnify the other Parties (the “Non-breaching Party”) for any direct losses or damages suffered as a result of the Breaching Party’s breach (including various reasonable costs and expenses incurred by the Series C Investors in connection with the pursuit of relevant breach and/or indemnification liabilities) (the “Losses”). The indemnification of the Non-breaching Party for Losses or assumption of indemnification liabilities shall not affect the Non-breaching Party’s right to request specific performance of this Agreement by the Breaching Party or to terminate this Agreement.

9            Effectiveness, Amendment and Termination

9.1	Effectiveness

This Agreement shall become effective upon execution by the Parties or their authorized representatives (with the seal of the legal persons or non-legal-person organizations in the PRC).

9.2	Amendment

Any amendment or modification to this Agreement shall be separately negotiated by the Parties and a written contract of the amendment or modification shall be executed by the Parties hereto.

9.3	Termination

This Agreement may be terminated prior to the Closing Date:

(1)	by mutual written consent of the Parties;

(2)	in accordance with Article 3.2;

(3)	by the Non-breaching Party unilaterally, if any Party has any breach set forth in Article 8 hereof and fails to rectify such default within thirty (30) days or has any breach set forth in Article 8 hereof for two (2) or more times in aggregate;

(4)	in accordance with Article 9.5;

(5)	by any Party, if the fundamental purpose of this Agreement is frustrated due to Force Majeure.

9.4	Effect of Termination

Upon termination of this Agreement pursuant to Article 9.3, except for Article 1 (Definitions), Article 8 (Liabilities for Breach of Contract and Indemnification), Article 10 (Miscellaneous), this Article 9.4 and Article 9.5, the remaining provisions hereof shall become invalid and non-binding against the relevant Party and the relevant Party shall no longer assume any liabilities and obligations hereunder; provided, however, that notwithstanding the termination of this Agreement, nothing herein shall relieve any Party from liability for any losses suffered by the other Parties due to its breach of this Agreement prior to such termination. For the avoidance of doubt, in the case of termination due to circumstances set forth in Article 9.3 (2) or Article 9.3 (3) hereof, this Agreement shall be deemed to be terminated only between the Series C Investors and the Company to whom such termination is related and shall not affect the effectiveness of this Agreement between the other Series C Investors and the Company. This Agreement shall be adjusted accordingly to exclude the Series C Investors involved in such termination.

9.5	Within ten (10) Business Days after the Closing of all the Series C Investors in accordance with this Agreement, if I-Mab Hangzhou fails to complete the closing (as defined under the I-Mab Shanghai Equity Transfer Agreement, the same below) of the equity transfer of I-Mab Shanghai in accordance with the I-Mab Shanghai Equity Transfer Agreement, the Series C Investors shall have the right to terminate this Agreement and the other Series C Transaction Documents. Upon termination, the Parties shall cooperate in the restoration of the status before the execution of such agreements (including, without limitation, the Company shall refund to the Series C Investors the investment amount that they have paid to the Company and the interest set forth in Article 9.5 (if applicable) in the manner permitted by the laws and regulations, and if the Parties have completed the relevant registration with the relevant Administration for Market Regulation, the Parties shall cooperate in the capital decrease). If I-Mab Hangzhou’s failure to complete the equity transfer of I-Mab Shanghai in accordance with the I-Mab Shanghai Equity Transfer Agreement is not solely attributable to the Series C Investors, I-Mab Hangzhou shall also pay the Series C Investors the interest calculated at the rate of 0.05% per day from the Closing Date to the date on which the investment amount is refunded.

10            Miscellaneous

10.1	Expenses

All transaction expenses incurred as a result of the transactions contemplated hereby, including, without limitation, professional service fees incurred by the Series C Investors and their advisors (including, without limitation, accountants, attorneys, etc.) in conducting due diligence, drafting of the Series C Transaction Documents and participation in negotiations, shall be borne by the Series C Investors. However, the Company agrees that if (a) the Closing successfully occurs, or (b) the Closing fails to occur due to reasons attributable to the Company, the Company shall bear part of the transaction expenses of the Series C Investors up to the amount of RMB 600,000. If a Series C Investor fails to pay a third-party service agency any transaction expenses, the Company will pay such expenses to the third-party service agency, provided that the Company has received a lawful invoice for such expenses from the third-party service agency; if a Series C Investor has paid a third-party service agency any transaction expenses, the Company shall pay such expenses to the Series C Investor in a lawful and compliant manner based on the actual expenses.

10.2	Notices

All notices, demands, requests, consents, waivers and other communications required or permitted pursuant to this Agreement shall be in writing (including a telegram, telex or similar writing) and shall be given, delivered or mailed, sent or telexed to the following addresses:

The Company, Hangzhou Yijing and Hangzhou Lanjing:	I-Mab Biopharma (Hangzhou) Co., Ltd.
	Recipient:	***

	Phone:	***

	Email:	***

	Address:	6th Floor, Building 3, Xiangxiang Science & Technology Center, Northeast Corner, Intersection of Yinhai Street and Fucheng Road, Qiantang District, Hangzhou, Zhejiang Province

The Series C Investors:	Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.)

	Recipient:	***

	Phone:	***

	Email:	***

	Address:	10th Floor, Block A, Hubian Center, Qiantang District, Hangzhou

I-Mab

Recipient：	***

E-mail：	***

Address：	2440 Research Boulevard, Rockville, Maryland 20850

Hangzhou Qiantang Chengfa Technology Service Co., Ltd.

Recipient:	***

Phone:	***

Email:	***

Address:	1901 Room, Human Resources Building, Dajiangdong, Qiantang District, Hangzhou

Hangzhou Taikun Equity Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

Email:	***

Address:	No. 6150 Wentao Road, Puyan Street, Binjiang District, Hangzhou, Zhejiang Province (2nd Floor, Tailong Investment)

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

Email:	***

Address:	Room 4003, 40/F, Bank of China Building, No. 318 Heyuan Road, Yinzhou District, Zhejiang Province

Bruggemoon Limited

Recipient:	***

Email:	***

Address:	6th Floor, Building 3, Xiang IT Center, Northeast Corner, Intersection of Yinhai Street and Fucheng Road, Qiantang District, Hangzhou, Zhejiang Province

Each notice, demand or other communication to be given or delivered pursuant to Article 10.2 shall be deemed so given or delivered (a) if sent by courier service or hand delivered, when the relevant notice, demand or communication is delivered to the appropriate address as above provided; (b) if sent by facsimile, when the relevant notice, demand or communication is transmitted to the appropriate facsimile number as above provided and the relevant report for the successful transmission is given; or (c) if sent by email, twenty-four hours following the date on which the email containing the relevant notice, demand or communication is sent as recorded in the computer of the sender, provided that if no confirmation of receipt of such email is obtained from the receiver within such twenty-four hour period (other than in the case of automatic email confirmation of receipt), such notice, demand or other communication shall be sent by courier service or facsimile at the end of such day. The addresses and email provided by the Parties shall be deemed as the delivery addresses for the resolution of disputes hereunder. The addresses so confirmed are applicable to all dispute resolution stage including arbitration, first instance, second instance, retrial and enforcement, etc.

10.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC (for the purpose of this provision only, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).

10.4	Dispute Resolution

In the process of the interpretation and performance of this Agreement, any dispute arising from or in connection with the performance of this Agreement shall be settled through amicable negotiations between the parties. If no settlement can be reached through negotiations within thirty (30) days after one Party’s delivery of a written notice requesting the commencement of such negotiations to the other parties, then any party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in Hangzhou in accordance with its then effective rules. The arbitral award shall be final and binding upon the parties and not appealable. The arbitration fees shall be borne by the losing party, unless otherwise determined by the arbitral award. When any dispute occurs and at the time of arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise their respective other rights under this Agreement and perform their respective other obligations under this Agreement.

10.5	Confidentiality

Neither Party shall, and shall procure its affiliates, shareholders, directors, senior officers, employees, representatives or agents not to, directly or indirectly, disclose the existence of this Agreement or any information in connection with the transaction contemplated by this Agreement (including any information obtained by such Party as a result of its participation in the negotiation and execution of this Agreement), unless(a) with the prior written consent of the non-disclosing Party or (b) to the extent such information is required to be disclosed pursuant to applicable laws, and then only to the extent necessary to comply with such applicable laws or any rules or policies of any stock exchange, provided that the disclosing Party shall, within a reasonable time prior to the disclosure or submission of relevant information, seek comments on such disclosure or submission from the other Party and, at the request of the other Party, seek confidential treatment for the information so disclosed or submitted to the extent possible. Prior to the Closing, without the written consent of the Series C Investors, the Company shall not disclose the proposed investment in the Company by the Series C Investors pursuant to this Agreement to the public through press conference, industrial or professional media, marketing materials and otherwise; provided, however, that the Series C Investors shall have the right to disclose their proposed investment in the Company pursuant to this Agreement in a non-public manner to the funders of their fund or their advisors; provided, however, that such recipients shall have agreed to maintain the confidentiality of the relevant confidential information. After the completion of the Closing, the Parties shall have the right to disclose the existence of the investment in the Company by the Series C Investors to a third party or the public.

10.6	Severability

The obligations of this Agreement shall be deemed as separate obligations and can be enforced separately from each other. If certain obligation or obligations under this Agreement become unenforceable, the enforceability of the other obligations shall not be affected. The unenforceability of this Agreement against a Party shall not affect the enforceability of this Agreement between the other Parties. If any one or more provisions of this Agreement are determined to be invalid, illegal or unenforceable in any aspect in accordance with any applicable laws, or are required to be modified by any Governmental Authority, the validity, legality and enforceability of the remaining provisions shall not be affected or compromised in any aspect. The Parties shall negotiate in good faith and endeavor to replace such invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which shall be as close as possible to the economic effect of such invalid, illegal or unenforceable provisions.

10.7	Integrity

This Agreement (including the other Series C Transaction Documents and any other documents referred to herein or contemplated herein or therein) shall constitute the entire agreement of the Parties with respect to the subject matter hereof and shall supersede any other prior agreements or intentions among the Parties with respect to the same subject matter.

10.8	Transfer

Before the completion of its capital contribution obligation, the Series C Investors shall have the right to transfer their rights and obligations hereunder to their Affiliates without the prior consent of the other Parties and the Company; after the completion of its capital contribution obligation, the Series C Investors shall have the right to transfer the rights and obligations still hereunder to any third party, together with the sale or transfer of their equity interest (if any), provided, however, that such transfer shall be subject to the right of first refusal of the other investors as set forth in the Shareholders’ Agreement. Notwithstanding any other provision of this Agreement, upon the completion of its capital contribution obligation, the Series C Investors are entitled to transfer to their Affiliates the rights and obligations still hereunder, together with the sale or transfer of their equity interest (if any), without being subject to any right of consent, preemptive right, right of first refusal, right of co-sale or similar rights of the other shareholders. Except for the foregoing, no Party shall transfer its rights or obligations under this Agreement without the prior written consent of each of the other Parties; any transfer without such consent shall be null and void.

10.9	Counterparts

This Agreement is written in Chinese and prepared in 17 originals with each Party holding one (1) original, and the remaining shall be filed by the Company for record. Each original shall have the same legal effect.

10.10	Priority

If, with respect to the transactions contemplated by this Agreement, another agreement (including but not limited to an investment agreement and the Articles of Association as amended from time to time or amendments to the Articles of Association) is executed in accordance with the template or as required by a Governmental Authority in order to request the Governmental Authority to take certain specific actions, this Agreement shall prevail over such agreement in full, and such agreement may only be used for requesting the Governmental Authority to take such specific actions but not for establishing or evidencing the rights and obligations of the parties with respect to the matters stipulated in such agreement.

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IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Company:

I-Mab Biopharma (Hangzhou) Co., Ltd.

(company seal)

By:	/s/ Qian Lili
Name:	Qian Lili
Title:	General Manager

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

I-Mab Shanghai:

I-Mab Biopharma Co., Ltd.

(company seal)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:	Authorized Signatory

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

Hangzhou Taikun Equity Investment Fund Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:	Delegated Representative of the Managing Partner

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

I-Mab

(company seal)

By:	/s/ Raj Kannan
Name:	Raj Kannan
Title:	Authorized Representative

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name:	Authorized Signatory
Title:	Delegated Representative of the Managing Partner

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

Hangzhou Qiantang Chengfa Technology Service Co., Ltd.

(company seal)

By:	/s/ Wu Yanjun
Name:	Wu Yanjun
Title:	Legal Representative

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)

(company seal)

By:	Wang Qiang
Name:	Wang Qiang
Title:	Delegated Representative of the Managing Partner

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Investor:

Bruggemoon Limited

(company seal)

By:	/s/ Jingwu Zhang ZANG
Name:	Jingwu Zhang ZANG
Title:	Authorized Representative

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Existing Shareholder:

Hangzhou Yijing Biotechnology Partnership (L.P.)

(company seal)

By:	/s/ Qian Lili
Name:	Qian Lili
Title:	Managing Partner

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Existing Shareholder:

Hangzhou Lanjing Biotechnology Partnership (L.P.)

(company seal)

By:	/s/ Qian Lili
Name:	Qian Lili
Title:	Managing Partner

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Jingwu Zhang ZANG
Jingwu Zhang ZANG

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Qian Lili
Qian Lili

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Andrew Xiuxuan ZHU
Andrew Xiuxuan ZHU

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Meng Yuan
Meng Yuan

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Wang Zhengyi
Wang Zhengyi

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ GUANGQUAN WANG
GUANGQUAN WANG

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Chen Xi
Chen Xi

Signature Page to Series C Investment Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

Appendix I

Amendment to the Articles of Association

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Appendix I

Appendix II

Shareholding Structure of the Company

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Appendix II

Appendix III

Closing Confirmation Letter

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Appendix III

Appendix IV

List of Key Employees

***

Appendix IV

Appendix V

Disclosure Schedule

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Appendix V